SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

John R. Fahy

Whitaker Chalk Swindle & Schwartz

301 Commerce St., Suite 3500

Fort Worth, TX 76102

(817) 878-0500

Fax: (817) 878-0501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766A106	SCHEDULE 13D	Page 2 of 5

1.	NAMES OF REPORTING PERSONS STEPHEN SQUIRES
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,818,205*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 40,818,205*
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,818,205*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5645%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

Includes the following stock options owned by Stephen Squires (the “Reporting Person”): (a) an option to purchase 1,000,000 common stock shares at $0.05 expiring October 19, 2019; (b) an option to purchase 5,000,000 common stock shares at $0.05 expiring January 20, 2020; (c) an option to purchase 3,500,000 common stock shares at $0.03 expiring March 2, 2017; (d) an option to purchase 5,000,000 common stock shares at $0.05 expiring March 29, 2023; (e) an option to purchase 2,968,750 at $0.06 expiring February 10, 2019; and (f) an option to purchase 1,562,500 common stock shares at $0.08 expiring June 6, 2016. This number of common stock shares also includes the following options issued to Robin Squires, the spouse of the Reporting Person: (a) an option to purchase 600,000 common stock shares at $.05 expiring October 19, 2019; and (b) an option to purchase 937,500 common stock shares at $.08 expiring June 6, 2019.

**	The number of outstanding shares used for the calculation of the percent of class includes (i) 324,063,789 common stock shares outstanding as of May 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed May 13, 2015 and (ii) 20,298,750 common stock shares issuable pursuant to the stock options.

CUSIP No. 74766A106	SCHEDULE 13D	Page 3 of 5

Name	Amount Beneficially Owned as of August 22, 2016	Percentage of Class(1)
Stephen Squires
common stock	19,249,455	5.9253%
options(2)	21,568,750	6.6392%

(1)	For purposes of determining the percentages reported in this Schedule 13D, the Reporting Person used the number of outstanding shares derived from: (i) 324,063,789 common stock shares outstanding as of May 10, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed May 13, 2016; and (ii) 21,568,750 common stock shares issuable pursuant to the stock options.

(2)	The amount includes the following stock options owned by Stephen Squires: (a) an option to purchase 1,000,000 common stock shares at $0.05 expiring October 19, 2019; (b) an option to purchase 5,000,000 common stock shares at $0.05 expiring January 20, 2020; (c) an option to purchase 3,500,000 common stock shares at $0.03 expiring March 2, 2017; (d) an option to purchase 5,000,000 common stock shares at $0.05 expiring March 29, 2023; (e) an option to purchase 2,968,750 at $0.06 expiring February 10, 2019; and (f) an option to purchase 1,562,500 common stock shares at $0.08 expiring June 6, 2016. This amount also includes the following options issued to Robin Squires, the spouse of the Reporting Person: (a) an option to purchase 600,000 common stock shares at $.05 expiring October 19, 2019; and (b) an option to purchase 937,500 common stock shares at $.08 expiring June 6, 2019.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Quantum Materials Corp., a Nevada corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at 3055 Hunter Road, San Marcos, Texas 78666.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by the Reporting Person, Stephen Squires. The Reporting Person is a U.S. citizen. His address is c/o Quantum Materials Corp., 3055 Hunter Road, San Marcos, Texas 78666.

The Reporting Person is the Chief Executive Officer and President of a wholly-owned subsidiary of the Company, Quantum Materials Asia Ltd. Quantum Materials Asia Ltd. is located at 3055 Hunter Road, San Marcos, Texas 78666. He was previously the Chief Executive Officer and a member of the Board of Directors of the Issuer until June 13, 2016.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Stephen Squires acquired his stock from the Company, which he founded, except that in 2015 he paid for 1,666,666 of his common stock shares through the execution of warrants that had been issued to him with his personal funds.

CUSIP No. 74766A106	SCHEDULE 13D	Page 4 of 5

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has no present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as stated below. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or in a private transaction, or to sell any or all of his shares of Common Stock.

The Reporting Person is the Chief Executive Officer and President of a wholly-owned subsidiary of the Company, Quantum Materials Asia Ltd. As such he will have substantial control over the operations of this subsidiary, which may include extraordinary corporate transactions and the sale or transfer of material amounts of assets of the subsidiary under Schedule 13D, Item 4(b) and (c).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person beneficially owns 40,818,205 shares of Common Stock of the Issuer, which represents 12.5645% of the issued and outstanding shares of the Issuer. This includes 19,249,455 common stock shares and 21,568,750 common stock shares issuable pursuant to the stock options. For purposes of determining the percentages reported in this Schedule 13D, the Reporting Person used the number of outstanding shares derived from: (i) 324,063,789 shares of common stock outstanding as of May 10, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed May 13, 2015 and (ii) 21,568,750 common stock shares issuable pursuant to the stock options to Stephen Squires. For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Person is 40,818,205 common stock shares, which includes 21,568,750 common stock shares subject to issuance in connection with the exercise of the options.

(b)	The Reporting Person has sole power to vote or dispose of 19,249,455 common stock shares of the Issuer. The 21,568,750 common stock shares underlying the options do not entitle the Reporting Person to vote until the options are exercised and the underlying shares of common stock are issued.

(c)	The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported by the Reporting Person.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person owns the following stock options: (a) an option to purchase 1,000,000 common stock shares at $0.05 expiring October 19, 2019; (b) an option to purchase 5,000,000 common stock shares at $0.05 expiring January 20, 2020; (c) an option to purchase 3,500,000 common stock shares at $0.03 expiring March 2, 2017; (d) an option to purchase 5,000,000 common stock shares at $0.05 expiring March 29, 2023; (e) an option to purchase 2,968,750 at $0.06 expiring February 10, 2019; and (f) an option to purchase 1,562,500 common stock shares at $0.08 expiring June 6, 2016. Robin Squires, the spouse of the Reporting Person owns: (a) an option to purchase 600,000 common stock shares at $.05 expiring October 19, 2019; and (b) an option to purchase 937,500 common stock shares at $.08 expiring June 6, 2019. Other than these options, the Reporting Person has no contracts, arrangements or understandings with respect to the Company’s securities.

CUSIP No. 74766A106	SCHEDULE 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016	Stephen Squires

/s/ Stephen Squires
Stephen Squires